SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                            ________________

                              SCHEDULE 13G
                             (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO FILED
                          PURSUANT TO 13d-2(b)
                         (Amendment No. _______)


                         DETECTION SYSTEMS, INC.
------------------------------------------------------------------------
                            (Name of Issuer)


                 Common Stock, par value $0.05 per share
------------------------------------------------------------------------
                     (Title of Class of Securities)

                               250644 10 1
------------------------------------------------------------------------
                             (CUSIP Number)



      (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


                            Page 1 of 4 pages
                    (Continued on the following page)

CUSIP NO. 250644 10 1        Schedule 13G           Page 2 of 4 Pages

1.  Names of Reporting Persons.
    S.S. or I.R.S. Identification Nos. of Above Persons:

    David B. Lederer, S.S.# ###-##-####
2.  Check the Appropriate Box if a Member of a Group* (a) [  ]
                                                      (b) [  ]
3.  SEC Use Only

4.  Citizenship or Place of Organization:

    United States of America

 Number of      5.  Sole Voting Power            203,537
 shares
 beneficially   6.  Shared Voting Power          none
 owned by
 each           7.  Sole Dispositive Power       203,537
 reporting
 person with    8.  Shared Dispositive Power     none

9.  Aggregate amount beneficially owned by each reporting person

    321,002 (Includes 117,465 shares which may be acquired by Mr. Lederer upon retirement pursuant to the Company's Deferred
    Compensation and Deferred Stock Bonus Plans.)

10. Check box if the aggregate amount in row (9) excludes
    certain shares*     [  ]

11. Percent of class represented by amount in row (9)

    5.16%

12. Type of reporting person

    IN

Item 1(a).  Name of Issuer:  Detection Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            130 Perinton Parkway, Fairport, NY 14450

Item 2(a).  Name of Person Filing:  David B. Lederer

CUSIP NO. 250644 10 1        Schedule 13G           Page 3 of 4 Pages

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            130 Perinton Parkway, Fairport, NY 14450

Item 2(c).  Citizenship:  United States of America

Item 2(d). Title of Class of Securities: Common Stock, par value $0.05 per share

Item 2(e).  CUSIP Number:  250644 10 1

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), check whether the Person Filing is a

(a) [ ] Broker or Dealer registered under Section 15 of the Act.
(b) [ ] Bank as defined in section 3(a)(6) of the Act.
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act.
(d) [ ] Investment Company registered under section 8 of the Investment Company Act.
(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.
(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see Rule 13d-1(b)(1)(ii)(H).
(g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7).
(h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership
(a) Amount Beneficially Owned (as of December 31, 1997):

    321,002 (Includes 117,465 shares which may be acquired by Mr. Lederer upon retirement pursuant to the Company's Deferred Compensation and Deferred Stock Bonus Plans.)

(b) Percent of Class (as of December 31, 1997):  5.16%

(c) Number of Shares as to which such person has:

     (i) sole power to vote or to direct the vote: 203,537

     (ii) shared power to vote or to direct the vote:   0

     (iii) sole power to dispose or to direct the disposition of: 203,537

CUSIP NO. 250644 10 1        Schedule 13G           Page 4 of 4 Pages

     (iv) shared power to dispose or to direct the disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         2/9/98
                         (Date)

                         /s/ David B. Lederer
                         (Signature)


                         David B. Lederer, Executive Vice President
                         (Name/Title)